FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2010

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the main activities of the Company in the third quarter of 2010 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“US GAAP”) as they relate to our financial statements, see Note 10 to our unaudited consolidated financial statements for the three-month and nine-month periods ended September 30, 2010. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2009 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at <www.sec.gov>.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2010

➢	Quebecor Media generated $328.8 million in operating income in the third quarter of 2010, up $24.4 million (8.0%) from the same period of 2009.

➢	The launch of the mobile network (“3G+ network”) by Videotron Ltd. (“Videotron”) on September 9, 2010 was a notable success. Designing and building out a network of this type in such a short space of time was a considerable exploit. As of September 30, 2010, three weeks after the launch, there were 21,900 subscriber connections on the new network, including 11,000 migrations from the mobile virtual network operator (“MVNO”) service.

➢	Also on September 9, 2010, Videotron launched illico mobile, a service that provides customers with mobile telephone access to television programs and series from 28 channels, to music from 45 Galaxie channels, and to the illico mobile store, which carries a varied catalogue of nearly 30,000 digital titles. Following the launch of Videotron’s new mobile telephone network, Quebecor Media confirmed that the network would be the cornerstone of a corporate business strategy geared toward harnessing all of the Company’s creative resources and providing consumers with access to technology, services and information anytime, anywhere.

➢	In the third quarter of 2010, Videotron again recorded combined customer growth for all its services.

➢	In the News Media segment, the urban dailies grew their advertising revenues for the second consecutive quarter, posting a 2.4% increase.

➢	The cost-restructuring measures introduced at the end of 2008 in the News Media segment generated additional savings estimated at $29.0 million during the first nine months of 2010 compared with the same period of the previous year, for total annualized savings of $95.0 million since the program began.

➢

During the third quarter of 2010, the Company continued developing its capital expenditures plan in the News Media segment in order to increase its revenue streams. Among other things, the QMI Agency continued its development by setting up two newsrooms in Montréal and Toronto, creating multiplatform teams for event coverage, and centralizing photo coverage across Canada. Since July 1, 2010, the QMI Agency has been the only supplier of general Canadian news content to our media properties, following the termination of Quebecor Media’s relationship with The Canadian Press. Meanwhile, two new community newspapers were launched during the third quarter, L’Écho de Saint-Eustache and Le Point du Lac-Saint-Jean. The QMI National Sales Office also reached national multiplatform advertising agreements with new clients and the Quebecor Media Network continued development of its own distribution network, expanding its territory to four new regions of Québec.

NON-GAAP FINANCIAL MEASURES

We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income to net income as disclosed in the consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating Income
Telecommunications	$260.6	$235.7	$776.3	$692.0
News Media	40.6	44.9	140.2	130.2
Broadcasting	13.3	10.3	46.3	47.8
Leisure and Entertainment	12.2	11.9	16.3	17.5
Interactive Technologies and Communications	1.2	1.0	3.5	2.7
Head office	0.9	0.6	0.1	3.2

	328.8	304.4	982.7	893.4
Amortization	(97.8)	(86.2)	(278.1)	(254.6)
Financial expenses	(62.4)	(60.8)	(193.2)	(173.3)
Gain on valuation and translation of financial instruments	79.0	31.1	69.7	59.0
Restructuring of operations, impairment of assets and other special items	(22.6)	(3.9)	(26.0)	(8.1)
Loss on debt refinancing	—	—	(12.3)	—
Impairment of goodwill and intangible assets	—	—	—	(13.6)
Income taxes	(62.9)	(42.0)	(140.3)	(116.0)
Non-controlling interest	(2.8)	(2.6)	(9.0)	(13.1)
Income from discontinued operations	—	2.9	—	2.9

Net income	$159.3	$142.9	$393.5	$376.6

Cash Flows from Segment Operations

We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment and additions to intangible assets (excluding initial amount disbursed for the acquisition or renewal of licenses), plus proceeds from the disposal of assets. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section.

Free Cash Flows from Continuing Operating Activities

We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operating activities is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations.

Table 2 provides a reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the consolidated financial statements.

Table 2

Reconciliation of the free cash flows from continuing operating activities to the cash flows provided by operating activities measure reported in the financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Free cash flows from continuing operating activities (see Table 3)	$89.5	$131.5	$174.4	$192.5
Additions to property, plant and equipment	194.6	122.6	494.5	355.3
Additions to intangible assets	28.3	32.9	89.8	86.0
Proceeds from disposal of assets[1]	(2.3)	(0.5)	(49.6)	(1.5)

Cash flows provided by operating activities	$310.1	$286.5	$709.1	$632.3

[1]	2010 year-to-date figures include sale of certain tangible assets in the News Media segment

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its monthly cable television, Internet access, cable telephone and wireless telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP or U.S. GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS

2010/2009 THIRD QUARTER COMPARISON

Revenues: $969.9 million, an increase of $45.4 million (4.9%).

➢	Revenues increased in Telecommunications (by $48.3 million or 9.6% of segment revenues) mainly because of customer growth for all services, in Broadcasting ($5.1 million or 5.7%) and in Interactive Technologies and Communications ($1.2 million or 5.7%).

➢	Revenues decreased in News Media (by $4.5 million or -1.8%), mainly because of lower circulation revenues, and in Leisure and Entertainment ($2.4 million or -3.0%).

Operating income: $328.8 million, an increase of $24.4 million (8.0%).

➢	Operating income increased in Telecommunications (by $24.9 million or 10.6% of segment operating income), Broadcasting ($3.0 million or 29.1%), Leisure and Entertainment ($0.3 million or 2.5%) and Interactive Technologies and Communications ($0.2 million or 20.0%).

➢	Operating income decreased in News Media (by $4.3 million or -9.6%).

➢	Excluding the impact of the consolidated stock-based compensation charge and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, the increase in operating income in the third quarter of 2010 would have been 7.8%, compared with 11.4% in the same period of 2009.

Net income: $159.3 million compared with $142.9 million in the third quarter of 2009, an increase of $16.4 million (11.5%).

➢	The increase was mainly due to:

•	$47.9 million favourable variance in gain on valuation and translation of financial instruments;

•	$24.4 million increase in operating income.

Partially offset by:

•	$20.9 million increase in income tax expense;

•	$18.7 million increase in provision for restructuring of operations, impairment of assets and other special items;

•	$11.6 million increase in amortization charge.

Amortization charge: $97.8 million, an increase of $11.6 million.

➢	The increase was mainly due to significant capital expenditures in 2009 and in the first nine months of 2010 in the Telecommunications segment, including the beginning of capital expenditure amortization for the 3G+ network following the network launch on September 9, 2010.

Financial expenses: $62.4 million, an increase of $1.6 million.

➢	The increase was due primarily to higher base interest rates, partially offset by the impact of lower average indebtedness.

Gain on valuation and translation of financial instruments: $79.0 million in the third quarter of 2010 compared with $31.1 million in the same quarter of 2009, a favourable variance of $47.9 million.

➢	The increase was mainly due to a favourable variance in the fair value of early settlement options because of interest rate fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $22.6 million in the third quarter of 2010 compared with $3.9 million in the same period of 2009.

➢	In connection with the startup of its 3G+ network, Videotron recorded a $10.0 million charge for cancellation of its MVNO contract and a $4.9 million charge for migration costs.

➢

In connection with restructuring initiatives, a non-cash charge for impairment of certain assets in the amount of $3.5 million was recognized in the News Media segment in the third quarter of 2010, compared with $0.4 million in the third quarter of

2009. A $1.5 million charge for restructuring of operations was also recorded in connection with new staff-reduction programs, compared with $3.1 million in the third quarter of 2009.

➢	In connection with the repositioning of the over-the-air television station Sun TV in conjunction with the creation of the new specialty channel The Sun TV News Channel (“Sun TV News”), the Broadcasting segment recognized a $1.9 million asset impairment charge on certain broadcast rights in the third quarter of 2010.

➢	A $0.8 million charge for restructuring of operations was recorded in other segments in the third quarter of 2010, compared with $0.4 million in the third quarter of 2009.

Income tax expense: $62.9 million (effective tax rate of 28.0%) in the third quarter of 2010 compared with $42.0 million (effective tax rate of 22.8%) in the same period of 2009.

➢	The $20.9 million increase, the effective tax rates and the fluctuation in those rates in 2010 compared with 2009 were due primarily to:

•	increase in income before income taxes and non-controlling interest;

•	unfavourable impact of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

•	favourable changes in the third quarter of 2009 in the timing of future reversals of temporary differences.

2010/2009 YEAR-TO-DATE COMPARISON

Revenues: $2.91 billion, an increase of $137.8 million (5.0%).

➢	Revenues increased in Telecommunications (by $154.8 million or 10.5% of segment revenues) mainly because of customer growth for all services, in Broadcasting ($4.3 million or 1.4%) and in Interactive Technologies and Communications ($2.6 million or 3.9%).

➢	Revenues decreased in News Media (by $13.4 million or -1.7%), mainly because of lower advertising revenues at the community newspapers and the directories, as well as lower circulation revenues, and in Leisure and Entertainment ($7.4 million or -3.5%).

Operating income: $982.7 million, an increase of $89.3 million (10.0%).

➢	Operating income increased in Telecommunications (by $84.3 million or 12.2% of segment operating income), News Media ($10.0 million or 7.7%) and Interactive Technologies and Communications ($0.8 million or 29.6%).

➢	Operating income decreased in Broadcasting (by $1.5 million or -3.1%) and in Leisure and Entertainment
($1.2 million or -6.9%).

➢	The change in the fair value of Quebecor Media resulted in a $7.2 million unfavourable variance in the stock-based compensation charge in the first nine months of 2010 compared with the same period of 2009. The increase in the fair value of Quebecor Media, based on market comparables, was greater in the first nine months of 2010 than in the same period of 2009. The increase in Quebecor’s stock price also resulted in a $4.3 million unfavourable variance in the Company’s stock-based compensation charge in the first nine months of 2010.

➢	Excluding the impact of the consolidated stock-based compensation charge and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, the increase in year-to-date operating income would have been 10.0%, compared with 8.5% in the same period of 2009.

Net income: $393.5 million compared with $376.6 million in the first nine months of 2009, an increase of $16.9 million (4.5%).

➢	The increase was mainly due to:

•	$89.3 million increase in operating income;

•	favourable variance in 2010 related to recognition in the first nine months of 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets;

•	$10.7 million favourable variance in gains on valuation and translation of financial instruments.

Partially offset by:

•	$24.3 million increase in income tax expense;

•	$23.5 million increase in amortization charge;

•	$19.9 million increase in financial expenses;

•	$17.9 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	recognition in the first nine months of 2010 of losses on debt refinancing totalling $12.3 million.

Amortization charge: $278.1 million, an increase of $23.5 million due essentially to the same factor as that noted above in the 2010/2009 third quarter comparison.

Financial expenses: $193.2 million, an increase of $19.9 million.

➢	The increase was mainly due to:

•	$13.7 million unfavourable variance in exchange rate on operating items;

•	higher base interest rates.

Partially offset by:

•

an additional $2.9 million in interest capitalized to property, plant and equipment and intangible assets, reflecting the larger proportion of debt allocated to investment in the 3G+ network leading up to the launch date.

Gain on valuation and translation of financial instruments: $69.7 million in the first nine months of 2010 compared with $59.0 million in the same period of 2009, a favourable variance of $10.7 million.

➢	The increase was mainly due to a favourable fluctuation in the fair value of early settlement options, partially offset by the unfavourable variance in gains and losses on the ineffective portion of fair value hedges.

Charge for restructuring of operations, impairment of assets and other special items: $26.0 million in the first nine months of 2010 compared with $8.1 million in the same period of 2009, an unfavourable variance of $17.9 million.

➢	The Telecommunications segment recognized a restructuring charge totalling $14.9 million in connection with the startup of its 3G+ network.

➢	A $2.9 million gain on disposal of assets was also recognized in the Telecommunications segment during the first nine months of 2010, compared with a $1.2 million loss during the first nine months of 2009.

➢	A $7.6 million charge for impairment of assets was recognized during the first nine months of 2010 in the Broadcasting segment in connection with the repositioning of the over-the-air station Sun TV.

➢	In the first nine months of 2010, a $4.6 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff-reduction programs, compared with a $5.8 million charge in the same period of 2009. During the first nine months of 2009, some assets were sold in the segment following the restructuring initiatives, yielding a $2.5 million net gain. In addition, a $3.5 million non-cash impairment charge on certain assets was recorded in the nine-month period ended September 30, 2010, compared with $0.4 million during the same period of 2009.

➢	A $0.8 million charge for restructuring of operations was recorded in other segments in the first nine months of 2010, compared with a $0.7 million charge in the same period of 2009.

Loss on debt refinancing: $12.3 million in the first nine months of 2010 compared with nil in the same period of 2009.

➢	On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements, in the amount of $30.9 million, for a total cash disbursement of $206.7 million. This transaction generated a $10.4 million loss on debt refinancing (excluding income tax), including the $6.5 million loss already reported in other comprehensive income and reclassified in the statement of income.

➢	In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. This transaction led to the reclassification to income of a $1.9 million loss (excluding income tax) previously recorded under other comprehensive income. Osprey Media’s credit facilities were cancelled on June 30, 2010.

Non-cash charge for impairment of goodwill and intangible assets: Nil in the first nine months of 2010 compared with $13.6 million in the same period of 2009.

➢	An additional non-cash goodwill impairment charge of $5.6 million, without any tax consequences, was recorded in the first nine months of 2009 as an adjustment to the non-cash goodwill impairment charge recorded in the fourth quarter of 2008.

➢	The Company also recorded an $8.0 million charge in the first nine months of 2009 for impairment of mastheads of publications in the News Media segment following its annual impairment test.

Income tax expense: $140.3 million (effective tax rate of 25.8%) in the first nine months of 2010 compared with $116.0 million (effective tax rate of 23.1%) in the same period of 2009.

➢	The $24.3 million unfavourable variance, the effective tax rates and the fluctuation in those rates in 2010 compared with 2009 were due primarily to:

•	unfavourable impact of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

•	increase in operating income before income taxes and non-controlling interest;

•

recognition in the first nine months of 2010 of tax benefits in the amount of $2.7 million related to tax consolidation transactions with the parent company, compared with $14.0 million in the same period of 2009;

•	favourable changes in 2009 in the timing of future reversals of temporary differences.

Partially offset by:

•	reduction in future tax liabilities in the first nine months of 2010 in light of developments in tax audits, jurisprudence and tax legislation.

FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Free cash flows from continuing operating activities: $89.5 million in the third quarter of 2010 compared with $131.5 million in the same period of 2009 (Table 3).

➢	The $42.0 million decrease was mainly due to a $72.0 million increase in additions to property, plant and equipment, essentially as a result of spending on the 3G+ network in the Telecommunications segment, which was partially offset by the $24.4 million increase in operating income.

Free cash flows from continuing operating activities: $174.4 million in the first nine months of 2010 compared with $192.5 million in the same period of 2009 (Table 3).

➢	The $18.1 million negative variance was mainly due to:

•	$139.2 million increase in additions to property, plant and equipment, mainly because of spending on the 3G+ network in the Telecommunications segment;

•	$51.8 million increase in current income taxes;

•	$18.1 million increase in the cash interest expense, including a $13.7 million increase related to the impact on short-term non-monetary items of unfavourable exchange rate variances;

•	$13.8 million increase in the cash portion of the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$89.3 million increase in operating income;

•

$69.4 million favourable variance in non-cash balances related to operations due primarily to a smaller decrease in accounts payable in the first nine months of 2010 than in the same period of 2009 and the increase in income tax liabilities, partially offset by increased inventory;

•	$48.1 million favourable variance in proceeds from disposal of assets, essentially due to the sale of certain tangible assets in the News Media segment.

Table 3

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash flows from segment operations:
Telecommunications	$52.0	$98.2	$239.7	$306.0
News Media	36.3	34.9	169.0	101.2
Broadcasting	8.7	4.8	31.2	30.9
Leisure and Entertainment	9.7	10.5	7.1	12.6
Interactive Technologies and Communications	0.8	0.4	1.5	(0.1)
Head Office and other	0.7	0.6	(0.5)	3.0

	108.2	149.4	448.0	453.6
Cash interest expense[1]	(59.3)	(58.1)	(183.9)	(165.8)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(17.2)	(3.3)	(20.3)	(6.5)
Current income taxes	(5.1)	(7.5)	(65.9)	(14.1)
Other	(0.5)	2.1	0.9	(0.9)
Net change in non-cash balances related to operations	63.4	48.9	(4.4)	(73.8)

Free cash flows from continuing operating activities	$89.5	$131.5	$174.4	$192.5

[1]

Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses, less interest capitalized to cost of property, plant and equipment and intangible assets (see note 2 to consolidated financial statements).

Table 4

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income	$328.8	$304.4	$982.7	$893.4
Additions to property, plant and equipment	(194.6)	(122.6)	(494.5)	(355.3)
Acquisitions of intangible assets	(28.3)	(32.9)	(89.8)	(86.0)
Proceeds from disposal of assets[1]	2.3	0.5	49.6	1.5

Cash flows from segment operations	$108.2	$149.4	$448.0	$453.6

[1]	2010 year-to-date figures include the sale of certain tangible assets in the News Media segment.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2010

Revenues: $551.7 million, an increase of $48.3 million (9.6%).

➢	Combined revenues from all cable television services increased $20.5 million (9.4%) to $239.3 million, due primarily to customer base growth, increases in some rates (reflecting, in part, the passing on to customers of CRTC fees for the Local Programming Improvement Fund), the migration from analog to digital service, increased video on demand and pay TV orders, and the success of high definition (“HD”) packages.

➢	Revenues from Internet access services increased $16.3 million (11.2%) to $160.9 million. The improvement was mainly due to customer growth, customer migration to higher speed services, increases in some rates and excess usage fees.

➢	Revenues from cable telephone service increased $12.4 million (13.6%) to $103.3 million, almost entirely due to customer growth.

➢	Revenues from mobile telephone service increased $1.4 million (13.1%) to $12.5 million, essentially due to customer growth resulting largely from the launch of the 3G+ network on September 9, 2010.

➢	Revenues of Videotron Business Solutions increased $0.5 million (3.4%) to $15.1 million.

➢	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $0.8 million (-12.9%) to $5.6 million. The decline was due primarily to the franchising of three corporate stores between July 2009 and September 2010, as well as the closure of four stores during the same period.

➢	Other revenues: $15.0 million, a $1.9 million (-11.3%) decrease due mainly to lower sales of set-top boxes.

ARPU: $96.04 in the third quarter of 2010 compared with $88.85 in the same period of 2009, a $7.19 (8.1%) increase.

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 20,500 (1.2%) in the third quarter of 2010 (compared with 27,100 in the third quarter of 2009), and by 42,300 (2.4%) during the 12-month period ended September 30, 2010 (Table 5). At the end of the third quarter of 2010, there were 1,802,000 subscribers to Videotron’s cable television services for a 69.2% household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,603,700 homes as of the end of September 2010), compared with 68.4% a year earlier.

➢	At the end of the third quarter of 2010, the number of subscribers to the Digital TV service stood at 1,182,300, a quarterly increase of 40,300 or 3.5% (compared with a 52,100-subscriber increase in the third quarter of 2009) and a 12-month increase of 139,900 (13.4%). As of September 30, 2010, the Digital TV service had a household penetration rate of 45.4% versus 40.5% a year earlier.

➢	Migration from analog to digital service was the main reason for the 19,800 (-3.1%) decrease in subscribers to analog cable television services in the third quarter of 2010 (compared with a 25,000-subscriber decrease in the third quarter of 2009). Over a 12-month period, the number of subscribers to the analog service decreased by 97,600 (-13.6%).

Internet access – The number of subscribers to cable Internet access services was 1,233,800 at September 30, 2010, an increase of 32,100 (2.7%) from the previous quarter (compared with a 35,500-subscriber increase in the third quarter of 2009), and a 12-month increase of 88,400 (7.7%) (Table 5). The household penetration rate for cable Internet access services was 47.4% at September 30, 2010, compared with 44.5% at September 30, 2009.

Cable telephone service – The number of subscribers to cable telephone service stood at 1,098,100 at the end of September 2010, an increase of 32,800 (3.1%) from the previous quarter (compared with a 44,300-customer increase in the third quarter of 2009), and a 12-month increase of 119,000 (12.2%) (Table 5). At September 30, 2010, the IP telephone service had a household penetration rate of 42.2%, compared with 38.0% a year earlier.

Mobile telephone service – As of September 30, 2010, the number of subscriber connections on the mobile telephone service stood at 95,400, a quarter-over-quarter increase of 8,400 (9.7%). (Three weeks after the launch of the 3G+ network on September 9, 2010, there were 21,900 subscriber connections on the new network, including 11,000 migrations from the MVNO network, compared with 6,300 additions in the third quarter of 2009). Leading up to the launch of the 3G+ network on

September 9, 2010, activations on the MVNO network were ended as of July 1, 2010. During the 12-month period ended September 30, 2010, the number of subscriber connections increased by 15,600 (19.5%) (Table 5).

Table 5

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2010	June 2010	Mar. 2010	Dec. 2009	Sept. 2009	June 2009	Mar. 2009	Dec. 2008
Cable television:
Analog	619.7	639.5	665.6	692.9	717.3	742.3	766.0	788.3
Digital	1,182.3	1,142.0	1,119.9	1,084.1	1,042.4	990.3	963.2	927.3

Total cable television	1,802.0	1,781.5	1,785.5	1,777.0	1,759.7	1,732.6	1,729.2	1,715.6
Cable Internet	1,233.8	1,201.7	1,191.6	1,170.6	1,145.4	1,109.9	1,089.3	1,063.8
Cable telephone	1,098.1	1,065.3	1,043.0	1,014.0	979.1	934.8	890.9	852.0
Mobile telephone[1]	95.4	87.0	85.3	82.8	79.8	73.5	68.0	63.4

[1]	In thousands of connections

Operating income: $260.6 million, an increase of $24.9 million (10.6%).

➢	The increase was mainly due to:

•	customer growth for all services;

•	increases in some cable television and Internet access rates;

•	increases in excess Internet usage fees and in the contribution to income of HD packages, video on demand and pay TV;

•	more favourable operating margins on digital set-top boxes.

Partially offset by:

•

increases in some operating expenses, among them costs related to the build-out of the 3G+ network, including acquisition costs of $505 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and certain regulatory expenses.

➢	Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, the increase in operating income in the third quarter of 2010 would have been 9.6%, compared with 17.1% in the same period of 2009.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues) were 52.8% in the third quarter of 2010, compared with 53.2% in the same quarter of 2009. Operating costs as a proportion of revenues decreased for the following reasons:

➢	Significant fixed component of costs, which does not fluctuate in proportion to revenue growth.

➢	Marginal impact on costs of increases in some rates.

Partially offset by:

➢	higher operating costs due to the roll-out of the 3G+ network.

Year-to-date

Revenues: $1.62 billion, an increase of $154.8 million (10.5%) essentially due to the same factors as those noted above in the discussion of third quarter results.

➢	Combined revenues from all cable television services increased $57.9 million (9.0%) to $704.7 million.

➢	Revenues from Internet access services increased $56.1 million (13.3%) to $478.0 million.

➢	Revenues from cable telephone service increased $43.5 million (16.8%) to $303.0 million.

➢	Revenues from mobile telephone service increased $6.2 million (20.6%) to $36.3 million.

➢	Revenues of Videotron Business Solutions were flat at $43.7 million.

➢	Revenues of Le SuperClub Vidéotron decreased $7.7 million (-31.4%) to $16.8 million.

➢	Other revenues decreased $1.1 million (-2.6%) to $40.7 million.

ARPU: $94.68 in the first nine months of 2010 compared with $87.04 in the same period of 2009, an increase of $7.64 (8.8%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 25,000 (1.4%) in the first nine months of 2010, compared with a 44,100-subscriber increase in the same period of 2009.

➢	The number of Digital TV subscribers increased by 98,200 (9.1%) in the first nine months of 2010, compared with 115,100 in the same period of 2009.

➢	The customer base for analog cable television services decreased by 73,200 (-10.6%), compared with a decrease of 71,000 in the same period of 2009.

Internet access – The number of subscribers to cable Internet access services increased by 63,200 or 5.4%, compared with 81,600 in the same period of 2009.

Cable telephone service – The number of subscribers to cable telephone service increased by 84,100 (8.3%) in the first nine months of 2010, compared with 127,100 in the same period of 2009.

Mobile telephone service – The number of subscriber connections increased by 12,600 or 15.2% in the first nine months of 2010, compared with 16,400 in the same period of 2009.

Operating income: $776.3 million, an increase of $84.3 million (12.2%).

➢	The increase was mainly due to:

•	customer growth for all services;

•	increases in some cable television and Internet access rates;

•	increases in excess Internet usage fees and in the contribution to income of HD packages and video on demand;

•	more favourable operating margins on digital set-top boxes.

Partially offset by:

•	increases in some operating costs, including costs related to the build-out of the 3G+ network and some regulatory fees;

•	$7.4 million non-recurring reduction in operating expenses in the first nine months of 2009;

•	$4.6 million unfavourable variance in the stock-based compensation charge.

➢	Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment, the increase in the segment’s operating income in the first nine months of 2010 would have been 11.5%, compared with 16.7% in the same period of 2009.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues) were 52.2% in the first nine months of 2010, compared with 52.9% in the same period of 2009. The decrease was due to the same factors as those noted above in the discussion of third quarter 2010 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $52.0 million compared with $98.2 million in the same period of 2009 (Table 6), a decrease of $46.2 million.

➢	The $24.9 million increase in operating income was outweighed by a $72.1 million increase in additions to property, plant and equipment compared with the same period of 2009, due primarily to spending on the 3G+ network.

Year-to-date cash flows from segment operations: $239.7 million compared with $306.0 million in the same period of 2009 (Table 6), a $66.3 million decrease caused primarily by a $151.7 million increase in additions to property, plant and equipment, partially offset by the $84.3 million increase in operating income.

Table 6: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income	$260.6	$235.7	$776.3	$692.0
Additions to property, plant and equipment	(186.2)	(114.1)	(469.7)	(318.0)
Acquisitions of intangible assets	(23.5)	(23.8)	(72.4)	(68.8)
Proceeds from disposal of assets	1.1	0.4	5.5	0.8

Cash flows from segment operations	$52.0	$98.2	$239.7	$306.0

News Media

Third quarter 2010

Revenues: $243.1 million, a decrease of 4.5 million (-1.8%).

➢	Advertising revenues were flat (a 2.4% increase at the urban dailies was offset by a decrease at the directories). Circulation revenues declined 6.3% and combined revenues from commercial printing and other sources increased 6.1%.

➢	Revenues increased 0.7% at the urban dailies overall and decreased 3.8% at the community newspapers in the third quarter of 2010.

➢	Portal revenues decreased by 12.6%. Revenues were down by 16.2% at the general-interest portals, due mainly to the distribution of some assets as part of a reorganization in June 2009 and the loss of a contract, and by 9.1% at the special-interest portals.

Operating income: $40.6 million, a decrease of $4.3 million (-9.6%).

➢	The decrease was mainly due to:

•	impact of revenue decrease at the community newspapers;

•	$4.3 million impact of increase in newsprint prices;

•	unfavourable variance related to Quebecor Media Network startup costs.

Partially offset by:

•	impact of restructuring initiatives, which generated an additional $5.0 million in cost savings;

•	$5.0 million favourable variance in multimedia employment tax credits.

➢	Excluding the impact of the stock-based compensation charge and Quebecor Media Network startup costs, operating income would have decreased by 6.7% in the third quarter of 2010, compared with a 9.0% decrease in the same period of 2009.

The restructuring measures introduced in late 2008 in the News Media segment included staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other resource centralization and optimization efforts across the segment’s operations in all regions. While the restructuring proceeds, development continues on new revenue streams, such as revenues from the marketing of content produced by the QMI Agency and the development of integrated, convergent solutions for customers. These include marketing initiatives by the new QMI National Sales Office and Quebecor Media Network’s integrated offerings of products and services.

Cost/revenue ratio: Operating costs for all News Media segment operations (expressed as a percentage of revenues) were 83.3% in the third quarter of 2010, compared with 81.9% in the same period of 2009. The increase was mainly due to the unfavourable impact of the fixed component of costs, which does not fluctuate in proportion to revenue decreases, higher newsprint prices and Quebecor Media Network startup costs, partially offset by cost reductions from restructuring initiatives.

Year-to-date

Revenues: $762.5 million, a decrease of $13.4 million (-1.7%).

➢	Circulation revenues decreased 5.7% and advertising revenues 1.9%, mainly because of declines at the community newspapers and directories, while combined revenues from commercial printing and other sources increased 16.0%.

➢	Revenues increased 1.1% at the urban dailies and decreased 4.8% at the community newspapers in the first nine months of 2010.

➢	Revenues decreased 12.8% at the portals, essentially because of a 21.2% decline at the general-interest portals due to the distribution of some assets as part of a reorganization in June 2009 and the loss of a contract, as well as a 6.9% decrease in revenues at the special-interest portals.

Operating income: $140.2 million, an increase of $10.0 million (7.7%).

➢	The increase was mainly due to:

•	impact of restructuring measures, which generated additional cost savings of $29.0 million;

•	$5.2 million impact of decrease in newsprint prices;

•	$5.0 million favourable variance in multimedia employment tax credits;

•	synergies from operational integration of Canoe Inc.

Partially offset by:

•	impact of revenue decrease;

•	unfavourable variance related to reversal of provisions for bonuses in the first nine months of 2009;

•	unfavourable variance related to Quebecor Media Network startup costs;

•	$1.5 million unfavourable variance related to the stock-based compensation charge.

➢	Excluding the impact of the stock-based compensation charge and Quebecor Media Network startup costs, operating income would have increased by 13.5% in the first nine months of 2010, compared with a 21.5% decrease in the same period of 2009.

Cost/revenue ratio: Operating costs for all News Media segment operations (expressed as a percentage of revenues) were 81.6% in the first nine months of 2010, compared with 83.2% in the same period of 2009. The decrease was mainly due to the restructuring initiatives and synergies, which yielded significant cost reductions, lower newsprint prices, and higher employment tax credits, partially offset by the unfavourable impact of the fixed component of costs, which does not fluctuate in proportion to revenue decreases, the unfavourable variance related to reversal of provisions for bonuses in 2009, and Quebecor Media Network startup costs.

Cash flows from operations

Quarterly cash flows from segment operations: $36.3 million compared with $34.9 million in the same period of 2009 (Table 7).

➢	A $4.9 million favourable variance in acquisitions of intangible assets was partially offset by a $4.3 million decrease in operating income.

Year-to-date cash flows from segment operations: $169.0 million compared with $101.2 million in the same period of 2009 (Table 7).

➢	The $67.8 million increase was due primarily to a $42.6 million favourable variance in proceeds from disposal of assets, resulting primarily from the sale of certain tangible assets in the second quarter of 2010, as well as a $15.2 million decrease in additions to property, plant and equipment and intangible assets, and the $10.0 million increase in operating income.

Table 7: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income	$40.6	$44.9	$140.2	$130.2
Additions to property, plant and equipment	(3.7)	(3.4)	(7.0)	(20.2)
Acquisitions of intangible assets	(1.8)	(6.7)	(7.5)	(9.5)
Proceeds from disposal of assets[1]	1.2	0.1	43.3	0.7

Cash flows from segment operations	$36.3	$34.9	$169.0	$101.2

[1]	2010 year-to-date figures include the sale of certain tangible assets.

Other developments

On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, management of Le Journal de Montréal decided to exercise its rights under the Québec Labour Code and declared a lock-out of the approximately 250 editorial, office and classified ad employees covered by the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) bargaining certificate. Le Journal de Montréal has continued publishing despite the labour dispute.

On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the News Media segment. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation.

Broadcasting

Third quarter 2010

Revenues: $94.3 million, an increase of $5.1 million (5.7%).

➢	Revenues from television operations increased $5.2 million, mainly due to:

•	increased advertising revenues at the TVA Network and the specialty channels;

•	increased subscription revenues at the specialty channels;

•	TVA Network’s revenues from the Local Programming Improvement Fund;

•	increased film distribution revenues at TVA Films due to the success of the movie Piché : Entre Ciel et Terre.

Partially offset by:

•	unfavourable variance in revenues from Canal Indigo due to the sale of the entity to Videotron on December 1, 2009;

•	lower sponsorship and video on demand revenues at TVA Productions.

➢	Publishing revenues were flat.

Operating income: $13.3 million, an increase of $3.0 million (29.1%).

➢	Operating income from television operations increased $3.9 million, mainly due to:

•	impact of increased revenues at the TVA Network and specialty channels;

•	increased profitability of TVA Films, mainly as a result of theatrical releases;

•	decrease in selling and administrative expenses at the TVA Network.

Partially offset by:

•	higher content costs at the TVA Network and specialty channels as a result of programming strategy.

➢	Operating income from publishing operations decreased $0.4 million, mainly because of higher selling, marketing and advertising expenses.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 85.9% in the third quarter of 2010, compared with 88.5% in the same period of 2009. The decrease in costs as a proportion of revenues mainly reflects the reduced proportion of fixed costs, given the growth of television revenues, as well as the decrease in the TVA Network’s selling and administrative expenses and increased profitability at TVA Films, partially offset by higher content costs at the TVA Network and specialty channels.

Year-to-date

Revenues: $314.8 million, an increase of $4.3 million (1.4%).

➢	Revenues from television operations increased $4.8 million, mainly due to:

•	increased advertising revenues at the specialty channels and Sun TV;

•	TVA Network’s revenues from the Local Programming Improvement Fund;

•	increased subscription revenues at the specialty channels.

Partially offset by:

•	lower advertising revenues at the TVA Network, in part because of migration of advertising dollars to other networks during the 2010 hockey playoffs and Vancouver Olympics;

•	unfavourable variance in revenues from Canal Indigo due to the sale of the entity to Videotron on December 1, 2009;

•	lower sponsorship and video on demand revenues at the TVA Network.

➢	Total publishing revenues were stable despite the decrease in newsstand sales.

Operating income: $46.3 million, a decrease of $1.5 million (-3.1%).

➢	Operating income from television operations decreased $1.1 million, mainly due to:

•	higher content costs at the TVA Network and specialty channels as a result of programming strategy;

•	impact of decrease in the TVA Network’s revenues.

Partially offset by:

•	impact of increased revenues at the specialty channels and Sun TV;

•	favourable variance in 2010 related to the recognition in the first nine months of 2009 of a $1.4 million allowance for bad debts at TVA Films due to one customer’s precarious financial position.

➢	Operating income from publishing operations was flat.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 85.3% in the first nine months of 2010, compared with 84.6% in the same period of 2009. The increase was mainly due to higher content costs at the TVA Network and specialty channels.

Cash flows from operations

Quarterly cash flows from segment operations: $8.7 million compared with $4.8 million in the same period of 2009 (Table 8).

➢	The $3.9 million favourable variance was mainly due to the $3.0 million increase in operating income.

Year-to-date cash flows from segment operations: $31.2 million compared with $30.9 million in the same period of 2009, a $0.3 million increase (Table 8).

Table 8: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income	$13.3	$10.3	$46.3	$47.8
Additions to property, plant and equipment	(3.3)	(4.3)	(11.8)	(12.8)
Acquisitions of intangible assets	(1.3)	(1.2)	(4.1)	(4.1)
Proceeds from disposal of assets	—	—	0.8	—

Cash flows from segment operations	$8.7	$4.8	$31.2	$30.9

Other developments

On March 17, 2010, the Board of Directors of TVA Group Inc. (“TVA Group”) authorized a normal course issuer bid for up to 972,545 Class B shares, or approximately 5% of the issued and outstanding Class B shares. The purchases will be made at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and in accordance with the requirements of the Exchange. No Class B shares were repurchased in the first nine months of 2010.

On September 7, 2010, TVA Group signed a new collective agreement with its employees in Montréal. The new agreement expires on December 31, 2012.

Leisure and Entertainment

Third quarter 2010

Revenues: $77.6 million, a decrease of $2.4 million (-3.0%).

➢	The revenues of Archambault Group Inc. (“Archambault Group”) decreased 5.5%, mainly because of:

•	3.8% drop in retail sales because of lower CD sales compared with the third quarter of 2009, when a large number of successful albums were released, and lower video sales;

•	52.4% decrease in production sales due to the postponement of certain projects at Select TV, compared with three major projects in the third quarter of 2009.

➢	The Book Division’s revenues decreased by 1.2%, mainly because of fewer general literature titles distributed and published, partially offset by increased sales of textbooks for Québec primary schools, high schools and community colleges in the academic segment.

Operating income: $12.2 million in the third quarter of 2010, an increase of $0.3 million (2.5%), due primarily to the impact of increased operating income in the Book Division generated by higher revenues and profitability at CEC Publishing Inc., which was partially offset by the impact of lower distribution revenues at the Book Division and lower revenues at Archambault Group, combined with slimmer operating margins at Archambault stores.

Year-to-date

Revenues: $204.9 million, a decrease of $7.4 million (-3.5%).

➢	Archambault Group’s revenues decreased 4.9%, mainly because of:

•	5.8% drop in retail sales, due primarily to lower sales of CDs, books and videos at Archambault stores;

•	59.8% decrease in production sales due to the larger number of successful albums released in 2009, including the Star Académie CD.

➢	The Book Division’s revenues decreased 2.2%, essentially due to the same factors as those noted above in the discussion of third quarter 2010 results.

Operating income: $16.3 million for the first nine months of 2010, compared with $17.5 million in the same period of 2009. The $1.2 million (-6.9%) decrease was essentially due to the same factors as those noted above in the discussion of third quarter results.

Cash flows from operations

Quarterly cash flows from segment operations: $9.7 million compared with $10.5 million in the third quarter of 2009, a $0.8 million decrease (Table 9).

Year-to-date cash flows from segment operations: $7.1 million compared with $12.6 million in the same period of 2009 (Table 9).

➢	The $5.5 million decrease was mainly due to the $4.3 million increase in additions to property, plant and equipment and intangible assets, and the $1.2 million decrease in operating income.

Table 9: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income	$12.2	$11.9	$16.3	$17.5
Additions to property, plant and equipment	(0.8)	(0.4)	(3.4)	(1.5)
Acquisitions of intangible assets	(1.7)	(1.0)	(5.8)	(3.4)

Cash flows from segment operations	$9.7	$10.5	$7.1	$12.6

Interactive Technologies and Communications

Third quarter 2010

Revenues: $22.4 million, an increase of $1.2 million (5.7%).

➢	The increase was mainly due to:

•	increased volumes from customers in Canada, Europe and Asia.

Partially offset by:

•	unfavourable variances in currency translation, mainly in Europe;

•	lower volumes from government customers.

Operating income: $1.2 million, an increase of $0.2 million (20.0%).

➢	The increase was mainly due to the impact of revenue growth, partially offset by higher labour costs.

Year-to-date

Revenues: $70.1 million, an increase of $2.6 million (3.9%).

➢	The increase was due primarily to increased volumes from customers in North America, Europe and Asia, partially offset by unfavourable variances in currency translation, mainly in Europe.

Operating income: $3.5 million, an increase of $0.8 million (29.6%).

➢	The increase was mainly due to:

•	impact of increased revenues;

•	impact of restructuring and profitability improvement initiatives introduced in North America in 2009.

Partially offset by:

•	higher labour costs.

Cash flows from operations

Quarterly cash flows from segment operations: $0.8 million compared with $0.4 million in the same period of 2009 (Table 10).

Year-to-date cash flows from segment operations: $1.5 million compared with negative $0.1 million in the same period of 2009 (Table 10), a $1.6 million improvement.

➢	The favourable variance was mainly due to the $0.8 million increase in operating income and the $0.6 million decrease in additions to property, plant and equipment.

Table 10: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income	$1.2	$1.0	$3.5	$2.7
Additions to property, plant and equipment	(0.4)	(0.4)	(2.0)	(2.6)
Acquisitions of intangible assets	—	(0.2)		(0.2)

Cash flows from segment operations	$0.8	$0.4	$1.5	$(0.1)

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Third quarter 2010

Cash flows provided by operating activities: $310.1 million in the third quarter of 2010 compared with $286.5 million in the same period of 2009.

➢	The $23.6 million favourable variance was mainly due to the $24.4 million increase in operating income.

Year-to-date

Cash flows provided by operating activities: $709.1 million in the first nine months of 2010 compared with $632.3 million in the same period of 2009.

➢	The $76.8 million increase was mainly due to:

•	$89.3 million increase in operating income;

•

$69.4 million favourable variance in non-cash balances related to operations due primarily to a smaller decrease in accounts payable in the first nine months of 2010 than in the same period of 2009 and to the increase in income tax liabilities, which was partially offset by increased inventory;

Partially offset by:

•	$51.8 million increase in current income taxes;

•	$18.1 million increase in the cash interest expense, including a $13.7 million increase related to the impact on short-term non-monetary items of unfavourable exchange rate variances;

•	$13.8 million increase in the cash portion of the charge for restructuring of operations, impairment of assets and other special items.

Working capital of Quebecor Media: $27.6 million at September 30, 2010, compared with $1.2 million at December 31, 2009. The $26.4 million favourable variance mainly reflects the increase in cash and cash equivalents and increased inventory, partially offset by the increase in the income tax liability (Table 12).

Financing activities

Consolidated debt (long-term debt plus bank borrowings) of Quebecor Media: $157.1 million decrease in the first nine months of 2010; $70.2 million favourable net variance in assets and liabilities related to derivative financial instruments.

➢	Summary of debt reductions since the end of 2009:

•

payments on debt totalling $290.6 million, including a $175.8 million early payment by Quebecor Media on drawings on its term loan “B” on January 14, 2010 and the pay down by Osprey Media of its credit facility in the amount of $114.8 million in May 2010;

•	$71.4 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations;

•	current payments totalling $51.0 million on Quebecor Media’s credit facility and other debt;

•

estimated $74.0 million favourable impact of exchange rate fluctuations. The decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

Summary of debt increases since the end of 2009:

•

issuance by Videotron on January 13, 2010 of $300.0 million aggregate principal amount of Senior Notes for net proceeds of $293.9 million (net of financing fees), with a 7 1/8% coupon maturing in 2020;

•	$6.9 million net increase in drawings on TVA Group’s revolving bank credit facilities and bank borrowings;

•	$20.6 million increase in debt due to changes in fair value related to hedged interest rate risk.

➢	Assets and liabilities related to derivative financial instruments totalled a net liability of $303.2 million at September 30, 2010 compared with a net liability of $373.4 million at December 31, 2009. The $70.2 million favourable net variance was caused primarily by the effect on the fair value of derivative financial instruments of interest rate trends in Canada compared with the United States, as well as the settlement on January 14, 2010 and in May 2010 of portions of the hedge agreements totalling $29.9 million. The favourable variances were offset by the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

➢	On January 14, 2010, Quebecor Media also extended the maturity date of its $100 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

Investing activities

Third quarter 2010

Additions to property, plant and equipment: $194.6 million in the third quarter of 2010 compared with $122.6 million in the same period of 2009.

➢	The $72.0 million increase was mainly due to spending on the 3G+ network in the Telecommunications segment.

Acquisitions of intangible assets: $28.3 million in the third quarter of 2010 compared with $32.9 million in the same period of 2009.

Business acquisitions (including buyouts of minority interests): $2.0 million in the third quarter of 2010 compared with $2.1 million in the same quarter of 2009.

Proceeds from disposal of assets: $2.3 million in the third quarter of 2010 compared with $0.5 million in the third quarter of 2009.

Year-to-date

Additions to property, plant and equipment: $494.5 million compared with $355.3 million in the same period of 2009. The increase was mainly due to spending on the 3G+ network in the Telecommunications segment, partially offset by a decrease in capital expenditures in the News Media segment.

Acquisitions of intangible assets: $89.8 million in the first nine months of 2010 compared with $86.0 million in the same period of 2009. The variance was due in part to expenditures related to the build-out of the 3G+ network in the Telecommunications segment.

Business acquisitions (including buyouts of minority interest): $3.1 million during the first nine months of 2010, compared with $4.6 million during the same period of 2009.

➢	Minority shareholders in a subsidiary in the News Media segment were bought out during the first nine months of 2010 for a total cash consideration of $2.1 million.

➢	Contingent considerations of $1.0 million were paid in the first nine months of 2010 and 2009 in connection with the acquisition of ASL Ltd. in the News Media segment.

➢	A contingent consideration totalling $1.0 million was paid in the first nine months of 2009 in connection with the acquisition of China Interactive Limited in the Interactive Technologies and Communications segment.

➢	253,300 TVA Group Class B Shares were repurchased in the first nine months of 2009 for a total cash consideration of $2.6 million.

Proceeds from disposal of assets: $49.6 million in the first nine months of 2010, compared with $1.5 million in the same period of 2009. The increase essentially reflects the disposal of certain tangible assets in the News Media segment in the second quarter of 2010.

Financial position at September 30, 2010

Net available liquidity: $1.15 billion for the Company and its wholly owned subsidiaries, consisting of $360.4 million in cash and $791.9 million in available unused lines of credit.

Consolidated debt: total $3.61 billion at September 30, 2010, a decrease of $157.1 million (see “Financing Activities” above).

➢	Consolidated debt essentially consisted of Videotron’s $1.82 billion debt ($1.59 billion at December 31, 2009), Sun Media Corporation’s $244.7 million debt ($248.9 million at December 31, 2009), TVA Group’s $96.8 million debt ($89.6 million at December 31, 2009) and Quebecor Media’s $1.45 billion debt ($1.72 billion at December 31, 2009). At December 31, 2009, consolidated debt also included Osprey Media’s $114.2 million debt.

As of September 30, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, was as follows:

Table 11

Minimum principal amount on Quebecor Media’s long-term debt

12-month period ending on September 30

(in millions of Canadian dollars)

2011	$45.8
2012	14.5
2013	439.0
2014	684.3
2015	85.6
2016 and thereafter	2,429.9

Total	$3,699.1

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.2 years as of September 30, 2010 (5.3 years as of December 31, 2009). The debt comprises approximately 74.8% fixed-rate debt (69.3% as of December 31, 2009) and 25.2% floating-rate debt (30.7% as of December 31, 2009).

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Company believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At September 30, 2010, the Company was in compliance with all required financial ratios.

Dividends declared and paid

➢	On August 10, 2010, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on August 11, 2010.

➢	On November 9, 2010, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on November 10, 2010.

Table 12

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2009 and September 30, 2010

(in millions of Canadian dollars)

	Sept. 30, 2010	Dec. 31, 2009	Difference	Main reasons for difference
Assets
Cash and cash equivalents, and temporary investments	$364.5	$330.0	$34.5	Cash flows provided by operating activities.
Accounts receivable	487.7	518.6	(30.9)	Impact of current and seasonal variances in activity
Inventory	202.6	176.1	26.5	Increase in cable television and mobile telephone equipment, the latter related to the launch of the 3G+ network in the Telecommunications segment.
Property, plant and equipment	2,687.3	2,439.8	247.5	Additions to property, plant and equipment (see “Investing Activities” above), less amortization for the period.

Liabilities
Long-term debt, including short-term portion and bank indebtedness	3,605.1	3,762.2	(157.1)	See “Financing Activities.”
Net derivative financial instruments[1]	303.2	373.4	(70.2)	See “Financing Activities.”
Net future tax liabilities[2]	447.6	353.0	94.6	Use of tax benefits and capital cost allowance in excess of book amortization.

[1]	Long-term liabilities less long-term assets.
[2]	Long-term liabilities less current and long-term assets.

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2010, material contractual obligations of operating activities included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 13 below shows a summary of these contractual obligations.

Table 13

Contractual obligations of Quebecor Media as of September 30, 2010

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,699.1	$45.8	$453.5	$769.9	$2,429.9
Interest payments[2]	1,603.5	212.3	553.9	444.7	392.6
Operating leases	382.4	63.0	92.1	63.8	163.5
Additions to property, plant and equipment and other commitments	142.5	80.9	48.4	6.5	6.7
Derivative financial instruments[3]	427.2	0.5	123.4	159.4	143.9

Total contractual obligations	$6,254.7	$402.5	$1,271.3	$1,444.3	$3,136.6

[1]	The carrying value of long-term debt excludes adjustments to recorded changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, or financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2010.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Financial instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at September 30, 2010, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the 3G+ network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros and Swiss francs.

The Company does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at September 30, 2010 is shown in Table 14.

Table 14

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2010		December 31, 2009
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(3,699.1)	$(3,902.1)	$(3,805.5)	$(3,869.8)
Derivative financial instruments:
Early settlement options	110.8	110.8	41.1	41.1
Interest rate swaps	(1.6)	(1.6)	(4.3)	(4.3)
Foreign exchange forward contracts	0.1	0.1	(5.8)	(5.8)
Cross-currency interest swaps	(301.7)	(301.7)	(363.3)	(363.3)

[1]	The carrying value of long-term debt excludes adjustments to recorded changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, or financing fees.

The fair value of long-term debt is estimated based on quoted market prices, when available, or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a premium for risk of credit default due to a net exposure by the counterparty or by the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

Gain on valuation and translation of financial instruments for the three- and nine-month periods ended September 30, 2009 and 2010 are summarized in Table 15.

Table 15

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(76.6)	$(17.3)	$(68.2)	$(19.7)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	(1.7)	(9.6)	(3.9)	(18.1)
(Gain) loss on ineffective portion of fair value hedges	(0.7)	(4.2)	2.4	(21.2)

	$(79.0)	$(31.1)	$(69.7)	$(59.0)

A $7.7 million loss and a $95.4 million gain were recorded under other comprehensive income in the third quarter and first nine months of 2010 respectively in relation to cash flow hedging relationships ($12.4 million and $16.2 million gains in the third quarter and first nine months of 2009 respectively).

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter ended September 30, 2010, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $3.1 M ($1.9 M in the third quarter of 2009), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.6 M ($0.5 M in the third quarter of 2009). These transactions were concluded and accounted for at the exchange amount.

During the first nine months of 2010, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $7.7 M ($12.0 M in the first nine months of 2009), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $2.6 M ($2.2 M in the first nine months of 2009). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In the third quarter of 2010, the Company received an amount of $0.5 M, which is included as a reduction in selling and administrative expenses ($0.5 M in the third quarter of 2009). For the nine month period ended September 30, 2010, the Company received an amount of $1.6 M, which is included as a reduction in selling and administrative expenses ($1.6 M in the same period of 2009).

In the third quarter of 2010, Quebecor Media also paid management fees of $0.2 M and $0.1 M respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the third quarter of 2009. For the first nine months of 2010, Quebecor Media paid management fees of $0.5 M and $0.4 M respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first nine months of 2009.

New partnership

During the second quarter of 2010, the Company announced the creation of SUN TV NEWS, a new partnership in which TVA Group Inc. will hold a 51% interest and Sun Media Corporation a 49 % interest. This new partnership will launch in the first quarter of 2011 an English news specialty channel. The Company also decided to terminate the operations of its general interest television station SUN TV, in which TVA Group Inc. held a 75 % interest and Sun Media Corporation a 25 % interest, as soon as the news specialty channel will be on the air.

Recent Accounting Developments in Canada

Beginning on January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has designated an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involved prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting in 2010 under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS of the 2010 comparatives figures in the 2011 financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic and project design phases, has developed solutions for all of the important topics, and is executing its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

The significant transitional exemptions that the Company will elect and their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption
Business combinations	The Company will elect not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.
Employee benefits	On transition, the Company will elect to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.
Borrowing costs	On transition, the Company will elect to capitalize borrowing costs as calculated under IFRS on qualifying assets prospectively, beginning on the transition date. As a result, certain long-term asset balances and opening retained earnings will decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, assumptions used to calculate estimates under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

Management is in the process of completing the measurement of the expected material differences between IFRS and current accounting under Canadian GAAP. Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are expected to be in the following key accounting areas:

Key accounting area		Differences with potential impact for the Company
Presentation of financial statements (IAS 1)	•	Format variations and additional disclosures in the notes to financial statements are required under IFRS.
Property, plant and equipment (PPE) (IAS 16)	•	No capitalization of pre-operating losses incurred on certain built-to-suit assets prior to substantial completion.
	•	As a result, PPE balances and opening retained earnings will be reduced by pre-operating losses previously capitalized under Canadian GAAP. Depreciation expense is also expected to be different under IFRS.

Key accounting area		Differences with potential impact for the Company
Impairment of assets (IAS 36)	•	Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.
	•	The change in methodology may result in additional asset impairments recognized on transition and in the future under IFRS than those recognized under Canadian GAAP.
	•	Goodwill is allocated to, and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.
	•	Under certain circumstances, impairment previously taken (other than related to goodwill) is required to be reversed.
Income taxes (IAS 12)	•	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
	•	Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or Other Comprehensive Income (“OCI”) are also recorded directly in equity or OCI under IFRS as compared to through earnings under Canadian GAAP.
	•	The opening balance sheet will also be adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.
Employee benefits (IAS 19)	•	Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition, whereas under Canadian GAAP, vested or unvested past service costs are recognized linearly over the estimated average remaining service lifetime of participating employees, or recognized immediately in income as they are incurred in some cases.
	•	After transition, the Company has chosen to recognize actuarial gains and losses as they occur in OCI, with no impact on income. Previously, under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.
	•	This change in accounting policy will result in the recognition of pension costs potentially different than otherwise recognized under Canadian GAAP.
	•	The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which may result in the recognition of additional liabilities and a decrease in opening retained earnings at transition and in other comprehensive income in future reporting periods.
Business combinations and minority interests (IFRS 3R)	•	Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.
	•	Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
	•	Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.
	•	These differences may result in prospective impacts on financial statements from transition on the occurrence of a future business acquisition.
Related party transactions	•	Recognition and measurement criteria for related party transactions may differ under IFRS.
	•	This may result in reclassifications within equity accounts in the opening balance sheet.
Share-based payment (IFRS 2)	•	Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Each instalment is accounted for as a separate arrangement.
	•	This difference will increase other liabilities and compensation costs on transition and in subsequent reporting periods.
Provisions and contingencies (IAS 37)	•	A different threshold is used for the recognition of a contingent liability, which could impact the timing of when a provision may be recorded. At transition, liabilities for contract termination penalties will be adjusted, with a corresponding effect on opening retained earnings.
Hedge accounting (IAS 39)	•	The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for some differences in specific cases, including the consideration of non-performance risk in hedge effectiveness tests.
	•	On transition, the Company will continue applying hedge accounting to all of its hedging arrangements.

Key accounting area		Differences with potential impact for the Company
Intangible Assets (IAS 38)	•	Accumulated amortization recorded on intangible assets with indefinite useful lives prior to 2002 under Canadian GAAP will be reversed on the retrospective application of IAS 38, which does not permit such amortization.
	•	On transition, the Company will reverse accumulated amortization on its broadcasting licenses to opening retained earnings.

Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements. Accounting and budget processes have been adapted accordingly to embed conversion solutions in the financial reporting system in anticipation of the changeover date.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company does not expect that significant modifications will be necessary on conversion. It has also analyzed the contractual and business implications of new policy choices on financing arrangements and similar obligations, and under current circumstances, has not identified any contentious issues arising from the adoption of IFRS.

Additionally, the Company has finalized its IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS applicable at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances toward completion, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

Forward looking statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

➢	Quebecor Media’s ability to build and roll out its new 3G+ network on schedule;

➢	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

➢	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

➢	fragmentation of the media landscape;

➢	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

➢	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

➢	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry;

➢	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

➢	labour disputes or strikes;

➢	changes in our ability to obtain services and equipment critical to our operations;

➢	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

➢	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

➢	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenues
Telecommunications	$551.7	$503.4	$1,623.1	$1,468.3
News Media	243.1	247.6	762.5	775.9
Broadcasting	94.3	89.2	314.8	310.5
Leisure and Entertainment	77.6	80.0	204.9	212.3
Interactive Technologies and Communications	22.4	21.2	70.1	67.5
Inter-segment	(19.2)	(16.9)	(63.4)	(60.3)

	969.9	924.5	2,912.0	2,774.2

Operating expenses	641.1	620.1	1,929.3	1,880.8
Amortization	97.8	86.2	278.1	254.6
Financial expenses (note 2)	62.4	60.8	193.2	173.3
Gain on valuation and translation of financial instruments (note 3)	(79.0)	(31.1)	(69.7)	(59.0)
Restructuring of operations, impairment of assets and other special items (note 4)	22.6	3.9	26.0	8.1
Loss on debt refinancing (note 7)	—	—	12.3	—
Impairment of goodwill and intangible assets	—	—	—	13.6

Income before income taxes and non-controlling interest	225.0	184.6	542.8	502.8
Income taxes:
Current	5.1	7.5	65.9	14.1
Future	57.8	34.5	74.4	101.9

	62.9	42.0	140.3	116.0

	162.1	142.6	402.5	386.8
Non-controlling interest	(2.8)	(2.6)	(9.0)	(13.1)

Income from continuing operations	159.3	140.0	393.5	373.7
Income from discontinued operations	—	2.9	—	2.9

Net income	$159.3	$142.9	$393.5	$376.6

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$260.6	$235.7	$776.3	$692.0
News Media	40.6	44.9	140.2	130.2
Broadcasting	13.3	10.3	46.3	47.8
Leisure and Entertainment	12.2	11.9	16.3	17.5
Interactive Technologies and Communications	1.2	1.0	3.5	2.7
Head Office	0.9	0.6	0.1	3.2

	$328.8	$304.4	$982.7	$893.4

Amortization
Telecommunications	$73.7	$63.1	$209.9	$187.2
News Media	16.3	15.8	45.8	45.7
Broadcasting	3.9	3.6	11.3	10.7
Leisure and Entertainment	2.5	2.2	7.3	7.0
Interactive Technologies and Communications	1.1	0.9	3.0	3.1
Head Office	0.3	0.6	0.8	0.9

	$97.8	$86.2	$278.1	$254.6

Additions to property, plant and equipment
Telecommunications	$186.2	$114.1	$469.7	$318.0
News Media	3.7	3.4	7.0	20.2
Broadcasting	3.3	4.3	11.8	12.8
Leisure and Entertainment	0.8	0.4	3.4	1.5
Interactive Technologies and Communications	0.4	0.4	2.0	2.6
Head Office	0.2	—	0.6	0.2

	$194.6	$122.6	$494.5	$355.3

Additions to intangible assets
Telecommunications	$23.5	$23.8	$72.4	$68.8
News Media	1.8	6.7	7.5	9.5
Broadcasting	1.3	1.2	4.1	4.1
Leisure and Entertainment	1.7	1.0	5.8	3.4
Interactive Technologies and Communications	—	0.2	—	0.2

	$28.3	$32.9	$89.8	$86.0

Externally acquired intangible assets	$13.8	$22.2	$44.6	$52.2
Internally generated intangible assets	14.5	10.7	45.2	33.8

	$28.3	$32.9	$89.8	$86.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net income	$159.3	$142.9	$393.5	$376.6

Other comprehensive income (loss):
Unrealized gain (loss) on translation of net investments in foreign operations	1.1	(0.7)	(1.8)	(2.0)
(Loss) gain on valuation of derivative financial instruments	(7.7)	12.4	95.4	16.2
Income taxes related to derivative financial instruments	3.7	17.4	(13.8)	33.9
Reclassification to income of other comprehensive loss related to derivative financial instruments, net of income taxes of $2.5 million in the nine-month period ended September 30, 2010 (note 7)	—	—	5.9	—

	(2.9)	29.1	85.7	48.1

Comprehensive income	$156.4	$172.0	$479.2	$424.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Canadian dollars) (unaudited)	Capital stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (note 9)	Total shareholders' equity
Balance as of December 31, 2008	$1,752.4	$3,214.5	$(2,974.7)	$(50.2)	$1,942.0
Net income	—	—	376.6	—	376.6
Dividends	—	—	(56.3)	—	(56.3)
Related party transactions	—	8.9	—	—	8.9
Other comprehensive income	—	—	—	48.1	48.1

Balance as of September 30, 2009	1,752.4	3,223.4	(2,654.4)	(2.1)	2,319.3
Net income	—	—	148.5	—	148.5
Dividends	—	—	(18.7)	—	(18.7)
Related party transactions	—	(0.3)	—	—	(0.3)
Other comprehensive loss	—	—	—	(18.0)	(18.0)

Balance as of December 31, 2009	1,752.4	3,223.1	(2,524.6)	(20.1)	2,430.8
Net income	—	—	393.5	—	393.5
Dividends	—	—	(62.5)	—	(62.5)
Other comprehensive income	—	—	—	85.7	85.7

Balance as of September 30, 2010	$1,752.4	$3,223.1	$(2,193.6)	$65.6	$2,847.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash flows related to operating activities
Income from continuing operations	$159.3	$140.0	$393.5	$373.7
Adjustments for:
Amortization of property, plant and equipment	77.6	73.9	232.0	218.4
Amortization of intangible and other assets	20.2	12.3	46.1	36.2
Gain on valuation and translation of financial instruments (note 3)	(79.0)	(31.1)	(69.7)	(59.0)
Amortization of financing costs and long-term debt discount (note 2)	3.1	2.7	9.3	7.5
Loss on debt refinancing (note 7)	—	—	12.3	—
Impairment of property, plant and equipment and other assets (note 4)	5.4	0.4	11.1	0.4
Impairment of goodwill and intangible assets	—	—	—	13.6
Future income taxes	57.8	34.5	74.4	101.9
Non-controlling interest	2.8	2.6	9.0	13.1
Other	(0.5)	2.3	(4.5)	0.3

	246.7	237.6	713.5	706.1
Net change in non-cash balances related to operations	63.4	48.9	(4.4)	(73.8)

Cash flows provided by operating activities	310.1	286.5	709.1	632.3

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(2.0)	(2.1)	(3.1)	(4.6)
Business disposals, net of cash and cash equivalents	0.3	1.3	2.1	12.7
Additions to property, plant and equipment	(194.6)	(122.6)	(494.5)	(355.3)
Additions to intangible assets	(28.3)	(32.9)	(89.8)	(86.0)
Proceeds from disposals of assets	2.3	0.5	49.6	1.5
Net change in temporary investments	—	—	30.0	—
Other	0.3	0.4	0.3	0.4

Cash flows used in investing activities	(222.0)	(155.4)	(505.4)	(431.3)

Cash flows related to financing activities
Net change in bank indebtedness	(0.9)	3.5	1.0	11.7
Issuance of long-term debt, net of financing fees (note 7)	—	—	292.7	325.5
Net change under revolving bank facilities	3.9	6.9	6.5	(225.0)
Repayments of long-term debt (note 7)	(22.0)	(12.6)	(341.9)	(36.5)
Settlement of hedging contracts (note 7)	—	—	(32.4)	—
Dividends	(25.0)	(18.8)	(62.5)	(56.3)
Dividends paid to non-controlling shareholders	(0.6)	(0.6)	(1.8)	(1.9)
Other	—	—	—	(0.2)

Cash flows (used in) provided by financing activities	(44.6)	(21.6)	(138.4)	17.3

Net change in cash and cash equivalents	43.5	109.5	65.3	218.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.2	(0.2)	(0.8)	(0.6)
Cash and cash equivalents at beginning of period	320.8	130.9	300.0	22.5

Cash and cash equivalents at end of period	$364.5	$240.2	$364.5	$240.2

Cash and cash equivalents consist of
Cash	$92.5	$63.1	$92.5	$63.1
Cash equivalents	272.0	177.1	272.0	177.1

	$364.5	$240.2	$364.5	$240.2

Non-cash investing activities
Additions to property, plant and equipment and intangible assets financed with accounts payable	$17.6	$(2.8)	$132.9	$50.5

Cash interest payments	$27.0	$32.0	$171.1	$173.9
Cash income tax payments (net of refunds)	6.9	4.3	34.1	13.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$364.5	$300.0
Temporary investments	—	30.0
Accounts receivable (note 6)	487.7	518.6
Income taxes	9.8	1.3
Amounts receivable from parent company	8.3	8.2
Inventories	202.6	176.1
Prepaid expenses	42.3	28.7
Future income taxes	41.7	47.9

	1,156.9	1,110.8

Property, plant and equipment	2,687.3	2,439.8
Intangible assets	1,087.6	1,052.7
Derivative financial instruments	72.1	49.0
Other assets	139.6	122.1
Future income taxes	8.8	12.5
Goodwill	3,507.5	3,506.1

	$8,659.8	$8,293.0

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$2.0	$1.0
Accounts payable and accrued charges	788.1	789.8
Deferred revenue	244.3	234.7
Income taxes	49.1	16.3
Current portion of long-term debt (note 7)	45.8	67.8

	1,129.3	1,109.6

Long-term debt (note 7)	3,557.3	3,693.4
Derivative financial instruments	375.3	422.4
Other liabilities	128.9	107.2
Future income taxes	498.1	413.4
Non-controlling interest	123.4	116.2

Shareholders’ equity
Capital stock (note 8)	1,752.4	1,752.4
Contributed surplus	3,223.1	3,223.1
Deficit	(2,193.6)	(2,524.6)
Accumulated other comprehensive loss (note 9)	65.6	(20.1)

	2,847.5	2,430.8

	$8,659.8	$8,293.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, telephony and mobile services in Canada and operates in the rental of movies and televisual products through its video on demand service or its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

2.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Interest on long-term debt	$71.3	$68.1	$212.5	$204.3
Amortization of financing costs and long-term debt discount	3.1	2.7	9.3	7.5
(Gain) loss on foreign currency translation on short-term monetary items	(0.9)	(0.5)	4.8	(8.9)
Other	—	0.2	(0.3)	0.6

	73.5	70.5	226.3	203.5
Interest capitalized to the cost of:
Property, plant and equipment	(4.0)	(0.9)	(8.9)	(5.2)
Intangible assets	(7.1)	(8.8)	(24.2)	(25.0)

	$62.4	$60.8	$193.2	$173.3

3.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(76.6)	$(17.3)	$(68.2)	$(19.7)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	(1.7)	(9.6)	(3.9)	(18.1)
(Gain) loss on the ineffective portion of fair value hedges	(0.7)	(4.2)	2.4	(21.2)

	$(79.0)	$(31.1)	$(69.7)	$(59.0)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

4.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

Telecommunications

During the third quarter of 2010, Videotron Ltd. (“Videotron”) launched its new advanced mobile network. As a result, Videotron recorded a charge of $10.0 million, payable in March 2011, for the termination of its Mobile Virtual Network Operator (“MVNO”) agreement and a charge of $4.9 million for the migration of its existing MVNO subscribers to its new mobile network. Videotron expects to incur migration costs as long as the conversion process is not completed.

During the second quarter of 2010, other special items included a net gain of $2.9 million primarily related to the sale of assets (net losses of $0.2 million and $1.2 million were recorded for the respective three-month and nine-month periods in 2009).

News Media

During the respective three-month and nine-month periods ended September 30, 2010, restructuring costs of $1.5 million and $4.6 million were recorded for new restructuring initiatives in the News Media segment ($3.1 million and $5.8 million in 2009). The amounts primarily relate to severances for the elimination of positions at several publications.

Continuity of restructuring costs payable:

Balance as of December 31, 2009	$32.0
Workforce-reduction initiatives	4.6
Payments	(11.5)

Balance as of September 30, 2010	$25.1

As part of the restructuring initiatives, certain assets were sold in the second quarter of 2010, resulting in a net gain of $2.5 million and an impairment charge of $3.5 million on certain assets was also recorded during the third quarter of 2010 ($0.4 million in the third quarter of 2009).

Broadcasting

In the second quarter of 2010, the Company announced the creation of The Sun TV News Channel, a new partnership in which TVA Group Inc. (“TVA Group”) holds a 51% interest and Sun Media Corporation a 49% interest. This new partnership will launch an English-language news and opinion specialty channel in the first quarter of 2011. TVA Group also decided to terminate the operations of its general-interest television station, Sun TV, as soon as the new specialty channel is on the air. As a result of this repositioning, the Broadcasting segment recorded impairment charges of $1.9 million and $7.6 million on certain equipment and broadcasting rights during the respective three-month and nine-month periods ended September 30, 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

4.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS—(Continued)

Broadcasting (Continued)

Restructuring charges and other special items of $0.8 million primarily related to the elimination of positions were also recorded during the three-month and nine-month periods ended September 30, 2010 (a charge of $0.1 million and a gain of $0.8 million for the respective three-month and nine-month periods in 2009).

Other segments

During the three-month and nine-month periods ended September 30, 2009, restructuring charge and other special items of $0.1 million and $1.5 million were recorded in the other segments.

5.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company maintains defined benefit plans and contribution benefit plans for its employees. The total costs were as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Defined benefit plans	$4.3	$5.0	$13.6	$13.8
Defined contribution plans	3.0	3.1	8.7	8.1

	$7.3	$8.1	$22.3	$21.9

6.	ACCOUNTS RECEIVABLE

In the third quarter of 2010, the News Media segment recognized tax credits in the amount of $5.0 million related to a new tax credit program, based on management’s assessment of having reasonable assurance that it has complied with the conditions attached to the program. This amount represents management’s best estimate of the amount that will be received and is reflected as a reduction in operating expenses.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

7.	LONG-TERM DEBT

On January 13, 2010, Videotron issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125%, payable every six months on June 15 and December 15, and will mature on January 15, 2020. These notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of Videotron. These notes are redeemable at the option of Videotron, in whole or in part, at any time prior to January 15, 2015 at a price based on a make-whole formula and at a decreasing premium from January 15, 2015 and thereon.

On January 14, 2010, the Company prepaid drawings under its term loan “B” credit facility in an aggregate amount of US$170.0 million and settled a corresponding portion of its hedging contracts for an amount of $30.9 million, representing a total cash consideration of $206.7 million. This transaction resulted in a total loss of $10.4 million (before income taxes), including a loss of $6.5 million previously reported in accumulated other comprehensive loss.

On January 14, 2010, the Company also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other favourable amendments to the covenants contained in its credit facilities.

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid the balance on its term credit facility and settled the related hedging contracts for a total cash consideration of $116.3 million, resulting in a reclassification to income of a $1.9 million loss (before income taxes), previously reported in accumulated other comprehensive loss. On June 30, 2010, Osprey Media’s credit facilities were terminated.

Components of the long-term debt are as follows:

	September 30, 2010	December 31, 2009
Long-term debt	$3,699.1	$3,805.5
Change in fair value related to hedged interest rate risks	37.4	16.8
Adjustment related to embedded derivatives	(88.5)	(17.1)
Financing fees, net of amortization	(44.9)	(44.0)

	3,603.1	3,761.2
Less current portion	45.8	67.8

	$3,557.3	$3,693.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

8.	CAPITAL STOCK

(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2009 and September 30, 2010	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

8.	CAPITAL STOCK—(Continued)

(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the parent company, Quebecor Inc. (“Quebecor”), the Company and its subsidiaries for the nine-month period ended September 30, 2010:

		Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2009:	463,160	$22.42
Granted	39,221	34.72

As of September 30, 2010	502,381	$23.38

Vested options as of September 30, 2010	211,988	$23.69

Quebecor Media
As of December 31, 2009:	3,326,069	$40.96
Granted	1,096,500	46.50
Exercised	(367,301)	36.86
Cancelled	(375,092)	44.52

As of September 30, 2010	3,680,176	$42.66

Vested options as of September 30, 2010	845,297	$41.55

TVA Group
As of December 31, 2009:	975,155	$16.16
Cancelled	(141,545)	15.04

As of September 30, 2010	833,610	$16.35

Vested options as of September 30, 2010	444,551	$17.66

In the second quarter of 2010, the Company finalized the implementation of a new mid-term stock-based compensation plan for management. Under this new plan, at the end of a three-year period, participants will be entitled to receive a cash payment based on the appreciation of the Quebecor Class B share price, subject to the achievement of certain non-market performance criteria.

During the respective three-month and nine-month periods ended September 30, 2010, net consolidated compensation charges related to all stock-based compensation plans were recorded in the amount of $5.5 million and $14.5 million ($3.3 million and $3.0 million in 2009).

During the three-month period ended September 30, 2010, 222,207 stock options were exercised for a cash consideration of $2.8 million (3,345 stock options for $0.1 million in 2009). During the nine-month period ended September 30, 2010, 367,301 stock options were exercised for a cash consideration of $4.3 million (178,185 stock options for $2.3 million in 2009).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Total
Balance as of December 31, 2008	$1.9	$(52.1)	$(50.2)
Other comprehensive (loss) income	(2.0)	50.1	48.1

Balance as of September 30, 2009	(0.1)	(2.0)	(2.1)
Other comprehensive loss	(1.3)	(16.7)	(18.0)

Balance as of December 31, 2009	(1.4)	(18.7)	(20.1)
Other comprehensive (loss) income	(1.8)	87.5	85.7

Balance as of September 30, 2010	$(3.2)	$68.8	$65.6

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2-year period.

10.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets.

(a)	Consolidated statements of income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net income as per Canadian GAAP	$159.3	$142.9	$393.5	$376.6
Non-controlling interest as per Canadian GAAP (viii)	2.8	2.6	9.0	13.1
Adjustments:
Pension and postretirement benefits (i)	0.7	0.1	2.1	0.2
Derivative financial instruments (ii)	(35.6)	(22.5)	(23.9)	(32.0)
Stock-based compensation (iii)	(0.3)	(3.5)	0.9	(10.9)
Rental costs (iv)	(2.5)	—	(7.0)	—
Income taxes (v)	15.8	10.9	12.4	9.8

	(21.9)	(15.0)	(15.5)	(32.9)

Net income as adjusted per U.S. GAAP	$140.2	$130.5	$387.0	$356.8

Attributable to (viii):
Equity shareholders	$137.3	$127.9	$377.5	$341.5
Non-controlling interest	2.9	2.6	9.5	15.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

10.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(b)	Consolidated statements of comprehensive income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Comprehensive income as per Canadian GAAP	$156.4	$172.0	$479.2	$424.7
Non-controlling interest as per Canadian GAAP (viii)	2.8	2.6	9.0	13.1
Other adjustments to net income as per (a) above	(21.9)	(15.0)	(15.5)	(32.9)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	0.8	0.1	2.3	0.3
Derivative financial instruments (ii)	(23.9)	(2.9)	(29.1)	(4.6)
Income taxes (v)	3.1	(1.5)	2.2	1.3

	(20.0)	(4.3)	(24.6)	(3.0)

Comprehensive income as per U.S. GAAP	$117.3	$155.3	$448.1	$401.9

Attributable to (viii):
Equity shareholders	$114.3	$152.6	$438.2	$386.2
Non-controlling interest	3.0	2.7	9.9	15.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

10.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(c)	Consolidated balance sheets

	September 30, 2010		December 31, 2009
	Canada	United States	Canada	United States
Current assets	$1,156.9	$1,156.9	$1,110.8	$1,111.1
Property, plant and equipment	2,687.3	2,678.5	2,439.8	2,438.0
Goodwill	3,507.5	3,505.5	3,506.1	3,506.1
Other assets	139.6	82.2	122.1	59.2
Long-term future income tax assets	8.8	12.0	12.5	15.2
Current liabilities	(1,129.3)	(1,132.5)	(1,109.6)	(1,122.4)
Long-term debt	(3,557.3)	(3,631.7)	(3,693.4)	(3,714.8)
Other liabilities	(128.9)	(154.8)	(107.2)	(133.5)
Long-term future income tax liabilities	(498.1)	(444.6)	(413.4)	(364.1)
Contributed surplus (vi), (vii)	(3,223.1)	(3,423.6)	(3,223.1)	(3,423.6)
Deficit	2,193.6	2,446.0	2,524.6	2,759.0
Accumulated other comprehensive (income) loss	(65.6)	(7.1)	20.1	53.6
Non-controlling interest	(123.4)	(118.8)	(116.2)	(110.7)

The accumulated other comprehensive income (loss) as of September 30, 2010 and December 31, 2009 is as follows:

	September 30, 2010	December 31, 2009
Accumulated other comprehensive income (loss) as per Canadian GAAP	$65.6	$(20.1)
Adjustments:
Pension and postretirement benefits (i)	(75.8)	(78.2)
Derivative financial instruments (ii)	(19.9)	9.2
Income taxes (v)	26.3	24.1
Non-controlling interest	10.9	11.4

	(58.5)	(33.5)

Accumulated other comprehensive income (loss) as per U.S. GAAP	$7.1	$(53.6)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

10.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(i)	Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)	Under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	Under U.S. GAAP, Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of property, plant and equipment being constructed until this item is substantially complete and ready for productive use.

(v)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

10.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(vii)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(viii)	The new provisions of Codification Topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification Topic 805 establishes guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of these provisions has not yet created a material difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Vice President, Finance

Date: November 12, 2010